

October 3, 2012

Via E-mail
Alan S. McKim
Chairman and Chief Executive Officer
Clean Harbors, Inc.
42 Longwater Drive
Norwell, MA 02161

> **Re:**   **Clean Harbors, Inc.**
> **Amendment No. 1 Registration Statement on Form S-4**
> **Filed September 24, 2012**
> **File No. 333-183641**

Dear Mr. McKim:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Prospectus Cover Page

1. We note that the heading of the cover page has not been revised to reflect that you are also registering the guarantees for the senior notes. Please revise accordingly.

Signatures

2. Please include the signature of the principal accounting officer for ARC Advanced Reactors and Columns, LLC and Clean Harbors Catalyst Technologies, LLC. See Instruction 1 to Signatures on Form S-4.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Erin Jaskot, Staff Attorney at 202-551-3442 or me at 202-551-3765 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: John D. Chambliss, Esq. (*via E-mail*)
        Davis, Malm & D'Agostine, P.C.